SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Westrock Coffee Company

(Name of Issuer)

Shares of common stock, par value $0.01 per share

(Title of Class of Securities)

96145W103

(CUSIP Number)

August 26, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1	NAME OF REPORTING PERSON Westrock Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,163,104 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,163,104 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,163,104 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON Greenbrier Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,163,104 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,163,104 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,163,104 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON Scott T. Ford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,163,104 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,163,104 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,163,104 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1(a):	Name of Issuer:

Westrock Coffee Company (the “Issuer”).

ITEM 1(b):	Address of Issuer's Principal Executive Offices:

4009 N. Rodney Parham Rd. Little Rock, Arkansas 72212

ITEM 2(a):	Name of Person Filing:

This Statement on Schedule 13G is being filed by:

(i) Westrock Group, LLC (“Westrock Group”) as the direct holder of 23,163,104 shares of Common Stock of the Issuer;

(ii) Greenbrier Holdings, LLC (“Greenbrier”) with respect to the 23,163,104 shares of Common Stock of the Issuer held directly by Westrock Group; and

(iii) Scott T. Ford (“SF”), with respect to the 23,163,104 shares of Common Stock of the Issuer held directly by Westrock Group.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

The address of the business office of each of the Reporting Persons is 4009 N. Rodney Parham Rd., Little Rock, Arkansas 72212, USA.

ITEM 2(c):	Citizenship:

Westrock Group and Greenbrier are limited liability companies organized under the laws of the State of Arkansas. Mr. Ford is a citizen of the United States.

ITEM 2(d):	Title of Class of Securities:

Common Stock, par value $0.01 per share.

ITEM 2(e):	CUSIP Number:

96145W103

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership.

Introductory Note: 23,163,104 shares of Common Stock of the Issuer are held of record by Westrock Group. Greenbrier is the manager of Westrock Group and as such has voting and investment power over the shares of Common Stock of the Issuer held by Westrock Group. Scott T. Ford is the sole member and manager of Greenbrier. In his capacity as the sole member and manager of Greenbrier, Mr. Ford may be deemed to exercise voting and investment control over the shares of Common Stock of the Issuer held by Westrock Group.

Greenbrier and Mr. Ford do not directly own any shares of Common Stock of the Issuer.

For each of the Reporting Persons:

	(a)	Amount Beneficially Owned: 23,163,104

(b)

Percent of Class: 23.4%

The percentage set forth in this Schedule 13G is calculated based upon 75,402,825 shares of Common Stock of the Issuer, reported to be outstanding as of December 12, 2022 in the Issuer’s registration statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2022, and 23,163,104 shares of Common Stock of the Issuer held by Westrock Group on the date hereof.

	(c)	Number of shares as to which such persons have:

		(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

		(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page

		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page

		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10:	Certification. Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023

WESTROCK GROUP, LLC

By:	/s/ Scott T. Ford
Name:	Scott T. Ford
Title:	President

Greenbrier holdings, LLC

By:	/s/ Scott T. Ford
Name:	Scott T. Ford
Title:	Manager

SCOTT T. FORD

By:	/s/ Scott T. Ford
Name:	Scott T. Ford
Title:	In his personal capacity